Exhibit 99.53

For Immediate Release	July 13, 2020

The Valens Company Announces Participation in First-of-its-Kind Real-World Evidence Study on Medical Cannabis Led by the University Health Network in Partnership with Shoppers Drug Mart

Kelowna, B.C., July 13 2020 – The Valens Company Inc. (TSX: VLNS) (OTCQX: VLNCF) (the “Company” or “The Valens Company”), a global leader in the end-to-end development and manufacturing of innovative, cannabinoid-based products, today announced its participation in a Medical Cannabis Real-World Evidence Study (the “MC-RWE Study”) led by Dr. Hance Clarke of the University Health Network (UHN) in Toronto, Canada. The study will explore the therapeutic effects of medical cannabis in adults with chronic pain, sleep, or anxiety issues, and will leverage the blockchain secure technology of the Medical Cannabis by Shoppers online product portal of both tested and verified cannabis products.

The Valens Company has contributed to the study with the inclusion of Nūance, its exclusive brand of premium cannabis oil developed by the Company for Medical Cannabis by Shoppers. As part of the study, the Nūance line of THC and CBD oils will be tested, with the verified results on each batch made available through the Medical Cannabis by Shoppers portal for each physician and patient. Patients will be able to identify the contents of their product through the platform, including potency levels of THC and CBD, and confidently rely on the data to ensure batch-to-batch consistency and quality. The goal of this study is to provide physicians, pharmacists, and patients with confidence in medicinal cannabis products as an alternate treatment for various ailments, including pain relief.

“Nūance oils are developed exclusively for Shoppers Drug Mart with medical cannabis patients at the core. To be able to participate in this real-world study and have the opportunity to understand how our products could be used as a treatment is an exciting step in the right direction for us,” said Tyler Robson, Chief Executive Officer of The Valens Company. “With insights and data from this study, we look forward to further advancing our commitment to developing and testing the highest-quality and most reliable products for patients using cannabis for both medical purposes as well as recreational consumers.”

“Medical Cannabis by Shoppers is best placed to offer Canadians the reassurance of medical products that have been tested and validated,” said Ken Weisbrod, Vice President, Business Development/Cannabis Strategy, Shoppers Drug Mart. “Our development of a blockchain secured initiative with TruTrace has now been integrated into an operational portal that will provide products with an immutable digital identity that can capture everything from detailed chemistry down to its DNA.”

The MC-RWE Study is a prospective, non-interventional, observational study to describe the benefits of medical cannabis for various common medical issues and seeks to enroll at least 2,000 subjects from across Canada who will be followed for 24 weeks. More on this study can be found here.

About The Valens Company

The Valens Company is a global leader in the end-to-end development and manufacturing of innovative, cannabinoid- based products. The Valens Company is focused on being the partner of choice for leading Canadian and international cannabis brands by providing best-in-class, proprietary services including CO2, ethanol, hydrocarbon, solvent-less and terpene extraction, analytical testing, formulation and product development and custom manufacturing. Valens is the largest third-party extraction company in Canada with an annual capacity of 425,000 kg of dried cannabis and hemp biomass at our purpose-built facility in Kelowna, British Columbia which is in the process of becoming European Union (EU) Good Manufacturing Practices (GMP) compliant. The Valens Company currently offers a wide range of product formats, including tinctures, two-piece caps, soft gels, oral sprays and vape pens as well as beverages, concentrates, topicals, edibles, injectables, natural health products and has a strong pipeline of next-generation products in development for future release. Finally, The Valens Company’s wholly-owned subsidiary Valens Labs is a Health Canada licensed ISO 17025 accredited cannabis testing lab providing sector-leading analytical services and has partnered with Thermo Fisher Scientific to develop a Centre of Excellence in Plant-Based Science. For more information, please visit http://thevalenscompany.com. The Valens Company's investor deck can be found specifically at http://thevalenscompany.com/investors/.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

For further information, please contact:

Jeff Fallows

The Valens Company

Investor Relations

ir@thevalenscompany.com

1 647.956.8254

KCSA Strategic Communications

Phil Carlson / Elizabeth Barker

VLNS@kcsa.com

1 212.896.1233 / 1 212.896.1203

Media

KCSA Strategic Communications

Anne Donohoe

adonohoe@kcsa.com

1 212.896.1265

Notice regarding Forward Looking Statements

All information included in this press release, including any information as to the future financial or operating performance and other statements of The Valens Company that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements within the meaning of applicable securities laws and are based on expectations, estimates and projections as of the date hereof. Forward-looking statements are included for the purpose of providing information about management’s current expectations and plans relating to the future. Wherever possible, words such as “plans”, “expects”, “scheduled”, “trends”, “indications”, “potential”, “estimates”, “predicts”, “anticipate”, “to establish”, “believe”, “intend”, “ability to”, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are "likely" to be taken, occur or be achieved, or the negative of these words or other variations thereof, have been used to identify such forward-looking information. Specific forward-looking statements include, without limitation, all disclosure regarding future results of operations, economic conditions and anticipated courses of action.

The risks and uncertainties that may affect forward-looking statements include, among others, regulatory risk, United States border crossing and travel bans, reliance on licenses, expansion of facilities, competition, dependence on supply of cannabis and reliance on other key inputs, dependence on senior management and key personnel, general business risk and liability, regulation of the cannabis industry, change in laws, regulations and guidelines, compliance with laws, reliance on a single facility, limited operating history, vulnerability to rising energy costs, unfavourable publicity or consumer perception, product liability, risks related to intellectual property, product recalls, difficulties with forecasts, management of growth and litigation, many of which are beyond the control of The Valens Company. For a more comprehensive discussion of the risks faced by The Valens Company, and which may cause the actual financial results, performance or achievements of The Valens Company to be materially different from estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to The Valens Company’s latest Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com or on The Valens Company’s website at www.thevalenscompany.com. The risks described in such Annual Information Form are hereby incorporated by reference herein. Although the forward-looking statements contained herein reflect management's current beliefs and reasonable assumptions based upon information available to management as of the date hereof, The Valens Company cannot be certain that actual results will be consistent with such forward-looking information. The Valens Company cautions you not to place undue reliance upon any such forward-looking statements. The Valens Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. Nothing herein should be construed as either an offer to sell or a solicitation to buy or sell securities of The Valens Company.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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